Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

02055987

RECD S.E.C.
NOV 2 5 2002
1086

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

SUPPL

Basel, 20 November 2002

Roche receives FDA clearance for Elecsys proBNP assay - First automated blood test to aid in the diagnosis of congestive heart failure
Helps to improve patient care through early detection, leading to earlier treatment

Roche announced today that it has received FDA clearance for its Elecsys proBNP (pro-B-type natriuretic peptide) assay, the first fully automated test for use in the diagnosis of congestive heart failure (CHF). Now, laboratories can have results ready to report to physicians in as few as 18 minutes, using an automated platform that reduces technologist time and minimizes human errors. Just as important, the Elecsys proBNP assay gives the physician an accurate reading of elevated NT-proBNP due to CHF without interference from certain drug therapies.

"Elecsys proBNP meets the need for a reliable diagnostic test for use in the early detection and treatment of congestive heart failure," says Heino von Prondzynski, Head of Roche Diagnostics and a member of Roche's Corporate Executive Committee.

B-type natriuretic peptide (BNP) is secreted by the left ventricle when the heart is unable to pump blood efficiently. BNP dilates blood vessels and promotes sodium and water loss, reducing fluid load on the heart and improving cardiac performance. Synthetic BNP, marketed as Natrecor (nesiritide), is a treatment for heart failure. Thus, measuring BNP does not necessarily allow the physician to differentiate between elevated BNP levels due to drug treatment and elevated BNP due to ventricular dysfunction.

By contrast, the Elecsys proBNP assay measures N-terminal proBNP (NT-proBNP), which is released when BNP is cleaved from its precursor, proBNP. Elevated plasma NT-proBNP indicates the presence of heart failure and provides information about its severity; the higher the blood level

dlw 11/26

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

of NT-proBNP, the more serious the condition. NT-proBNP levels have been demonstrated to be a diagnostic aid in identifying left ventricular dysfunction, allowing physicians to differentiate between heart failure and lung disorders with similar symptoms.

According to the American Heart Association, 4.8 million Americans are afflicted with CHF, with 550,000 cases diagnosed each year. CHF is only one of the causes of heart failure; other causes are age, hypertension, cardiomyopathy, or valve defects. Significantly, heart failure is the leading cause of Medicare hospitalization in the U.S., accounting for 18 billion dollar per year in direct costs.

Prevalence of heart failure is expected to continue to rise, due to the aging population and increase in acute coronary syndrome survival. Heart failure is often difficult to diagnose, since its symptoms are nonspecific and are sometimes confused with those of other conditions such as chronic obstructive pulmonary disease. Echocardiography, the gold standard for diagnosis of left ventricular dysfunction, is expensive and not always easily accessible. The Elecsys proBNP assay is available in Europe since 2002 and is planned to be launched in Japan next year. In Europe two percent of the people are supposed to have CHF. In the age of over 70 this increases to more than 10 percent.

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services that address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. The two core businesses employ about 57,000 employees worldwide. Roche's Diagnostic Division, the world leader in in-vitro diagnostics with a uniquely broad product portfolio, supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories worldwide.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Investor Update

November 19, 2002

Second pivotal study demonstrates benefit of FuzeonTM across range of treatment-experienced HIV patientsSeparate study stows subcutaneous administration manageable for most patients at 24 weeks

Roche and Trimeris, Inc. (Nasdaq: TRMS) today announced data from a second pivotal Phase III study (TORO 2) demonstrating that FUZEONÔ (enfuvirtide), in combination with other antiretrovirals, provided benefit to treatment-experienced HIV patients at 24 weeks regardless of patient demographics, baseline disease stage or treatment history. In addition, a survey of treatment-experienced patients participating in the FUZEON pivotal studies found that twice-daily subcutaneous administration was manageable for the majority of patients through 24 weeks of treatment with patient education and support. These data were presented at the Sixth International Congress on Drug Therapy in HIV Infection being held in Glasgow, Scotland, Nov.17-21.

Regulatory submissions for FUZEON were filed in the U.S. and European Union in September for the treatment of HIV-1 infection in combination with other antiretroviral agents. FUZEON was granted priority review status in the U.S. in October, establishing a target six-month review period. Unlike existing anti-HIV drugs that work inside the cell, FUZEON has a unique mechanism of action that is designed to block HIV before it enters the human immune cell. Consequently, FUZEON is active against HIV that is resistant to the currently available classes of anti-HIV drugs.

"The studies on FUZEON presented today in Glasgow are yet another important milestone for FUZEON," said Dr. Dani Bolognesi, CEO, Trimeris. "These data further support and confirm the robustness of the Phase III 24-week clinical data for FUZEON."

New analysis of TORO 2, second pivotal study
The new subgroup analyses of TORO 2 (T-20/FUZEON vs. Optimized Regimen Only), presented in an oral session at Glasgow, show that response of patients receiving FUZEON plus individualized background regimen surpassed that of patients on the individualized regimen alone across the subgroups studied. The benefit of adding FUZEON to an individualized background regimen was consistent across gender, age, race, baseline CD4 cell count and baseline viral load.

The benefit of FUZEON was correlated with the sensitivity of the patients' virus to his or her individualized treatment regimen; patients whose virus was sensitive to a greater number of drugs demonstrated greater suppression of the virus. Among patients who exhibited a range of phenotypic sensitivity to drugs in their background regimens ranging from sensitivity to none of the drugs to sensitivity to five or more drugs, HIV RNA reductions for patients who received FUZEON plus an individualized background regimen arm ranged from -0.96 log10 to -1.73 log10, while viral suppression among a similar range of patients on an individualized background regimen only ranged from -0.13 log10 to -0.91 log10.

Patient acceptance of self-injection of FUZEON after 24 weeks

Data collected from a survey of 584 patients in two ongoing, multinational Phase III studies (TORO 1 and TORO 2), also presented today, suggest that subcutaneous delivery of FUZEON was manageable for a majority of patients after 24 weeks of treatment.

"Results of this patient survey indicate that motivated patients who received instruction and ongoing support were able to manage self-injection without substantial changes in their daily routines," said Dr. James A. Thommes, Medical Director, Roche.

The subcutaneous injection survey assessed whether the subcutaneous delivery of FUZEON influenced a patient's ability to conduct normal activities of daily living (ADL). A total of 99.3 percent of patients completed the survey after eight weeks and 24 weeks of treatment; eight-week data were reported at the XIV International AIDS Conference, and results are similar at 24 weeks. After 24 weeks, most patients reported little or no impact of subcutaneous delivery on familiar routines of work (85 percent), sleep (90 percent), social life (84 percent), travel (68 percent), intimacy (77 percent), privacy (70 percent) or appearance (75 percent).

More about FUZEON
FUZEON, a fusion inhibitor, is administered as a twice-daily subcutaneous injection. Local injection site reactions were the most frequent adverse events associated with the use of FUZEON. In Phase III clinical studies, 98 percent of patients had at least one local injection site reaction; however, these reactions were seldom treatment limiting, with only three percent of patients discontinuing treatment with FUZEON due to injection site reactions.

The addition of FUZEON to background antiretroviral therapy generally did not increase the frequency or the severity of the majority of adverse events. The absolute difference in the most common adverse events seen between FUZEON plus an individualized background regimen of antiretroviral drugs and individualized background regimen alone was less than five percent. The most common adverse events seen more frequently in patients receiving FUZEON plus an individualized background regimen than in patients who received treatment without FUZEON were headache, peripheral neuropathy, dizziness (excluding vertigo), insomnia, depression, appetite decrease, asthenia, myalgia, constipation and pancreatitis. The majority of adverse events were of mild or moderate intensity.

Access to FUZEON
As increasing numbers of patients with HIV are in need of new therapies, it is possible that
demand for FUZEON may exceed supply at the projected time of launch in 2003. Roche and Trimeris fully appreciate the compelling need for FUZEON and are working diligently to bring FUZEON to patients with the greatest medical need as early as possible and in the greatest number possible, but also in a manner to ensure continuity of supply for each patient who begins treatment. Considerable investment has already been made and will be further committed to increase capacity for FUZEON production to accommodate the potentially increasing demand for this important medication.

Roche in HIV
Roche is at the forefront of efforts to combat HIV infection and AIDS, committed for 15 years to groundbreaking research and development of new drugs and diagnostic

technology. The objective is to provide tailored treatment solutions and an improved standard of care worldwide for those people living with HIV.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 employees world-wide.

About Trimeris, Inc.
Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the discovery and development of novel therapeutic agents for the treatment of viral disease. The core technology platform is based on fusion inhibition aimed at treating disease by preventing viruses from entering host immune cells. Trimeris has two anti-HIV drug candidates in clinical development. FUZEONÔ, currently in Phase III clinical trials, is the most advanced compound in development. A New Drug Application (NDA) and Marketing Authorisation Application (MAA) have been submitted for FUZEON with the US FDA and the EU EMEA, respectively. Trimeris' second fusion inhibitor product candidate, T-1249, has received fast track status from the FDA and is in Phase I/II clinical testing. Trimeris is developing FUZEON and T-1249 in collaboration with F. Hoffmann-La Roche. For more information about Trimeris, Inc., visit the company's website at www.trimeris.com

Trimeris Safe Harbor Statement
Note: Except for any historical information presented herein, matters presented in this release are forward-looking statements that involve risks and uncertainties. The results of Trimeris' previous clinical trials are not necessarily indicative of future clinical trials, and future results could differ materially from past results. For a more detailed description of factors that could cause or contribute to such differences, please see Trimeris' filings with the Securities and Exchange Commission.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

US investors please contact:
Richard Simpson
Tel: +41 (61) 688 48 66
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

ANTISOMA *Media Release*

Roche

Basel and London, 18 November, 2002

Roche to acquire promising portfolio of cancer drugs from Antisoma

Antisoma and Roche to establish innovative oncology alliance

Roche and Antisoma PLC announced today that they will form a broad strategic alliance which grants Roche exclusive worldwide rights to the Antisoma pipeline of oncology products. This alliance will use the established development, manufacturing and commercial capabilities of Roche to facilitate the rapid commercialisation of Antisoma's promising oncology drugs.

Products covered by the agreement include Pemtumomab, which is already in Phase III development for ovarian cancer and could be the subject of product licence applications as early as 2004. Also included are three additional oncology compounds, Therex, TheraFab and DMXAA that are in Phase I clinical trials. Roche will also have the rights to opt in to pre-clinical programs that advance into clinical trials during a five-year period.

About the deal terms

In exchange for a minority equity stake and cash payments, Roche will have the rights to the oncology products currently in clinical development at Antisoma as well as those developed to the stage of human use over the next fives years. Under the terms of the agreement, Antisoma will be responsible for advancing new oncology compounds into clinical development. Roche will gain the right, for five years, to opt in to any program upon entry to human clinical trials and then to co-develop and commercialize products on a worldwide basis. Roche will initially pay 4.15 million GBP to acquire new Antisoma shares equivalent to just under 10% shares of the current share capital and make a cash payment to gain access to the existing Antisoma portfolio. Roche will also provide Antisoma with further access, development and milestone and commercial payments based on compounds successfully reaching milestones. These will b e entry into phase III clinicl trials and marketing approvals. Payments to Antisoma could exceed 500 million USD if all existing pipeline

products were successfully launched. In addition, Antisoma will receive royalties on product sales. Roche will cover in full the remaining development costs of Pemtumomab and Therex.

Roche has agreed to maintain its equity stake in Antisoma until at least the earliest of the following: the approval for marketing of Pemtumomab, the termination of the agreement, or the elapse of three years from completion of the contract.

"We feel very fortunate to have identified such an attractive biotech partner as Antisoma in an area of strategic importance to Roche. Considering its size and resources, Antisoma has demonstrated an ability to create a significant portfolio of promising product candidates. The partnership will ensure that we deploy the necessary resources and expertise to fully develop this pipeline and create yet another source of products for our growing oncology franchise", said William M. Burns, Head of Roche's Pharmaceuticals Division.

Glyn Edwards, Chief Executive of Antisoma, said: "This is a ground-breaking agreement for the European biotechnology industry. The commitment by Roche underlines the quality and depth of our portfolio of oncology products and will enable us to bring them to market in the broadest range of indications and the fastest possible time. It will also significantly increase our cash reserves and reduce our cash burn, placing us in a strong position to acquire new products."

About the Antisoma portfolio

- Pemtumomab is currently in phase III clinical development for ovarian cancer and phase II for gastric cancer. It is an Yttrium-90 labelled mouse monoclonal antibody (MAB) designed for administration into the peritoneal cavity and directed against MUC-1, a form of mucin found on various cancer cells.
- Therex is a humanized monoclonal antibody currently in phase I clinical testing. Due to the fact that its target, MUC-1, is over-expressed in a wide variety of major tumor types, Therex will be assessed in multiple indications and could have blockbuster potential.
- Therafab is currently in phase I clinical testing for Non-Small Cell Lung cancer. Therafab is the Fab2 fragment of Pemtumomab linked to Yttrium-90. It is used in combination with external beam radiotherapy with the objective of delivering an increased radiation dose to the site of the tumor.
- DMXAA is a small molecule vascular targeting agent that selectively disrupts blood flow through tumour blood vessels. It is currently in phase I clinical trials.
- Several pre-clinical and research programs covering a range of innovative targets and approaches could also enter into clinical testing during the course of the alliance.

Roche in Oncology

Roche is a world leader in oncology. Its franchise includes three drugs with proven survival benefit: MabThera (Ritixumab), Xeloda (capecitabine), and Herceptin (Trastuzumab). It also includes NeoRecormon (epoetin beta), Roferon-A (interferon alfa-2a), Neupogen (Filgrastim) and Kytril (granisetron HCl). The Roche Group's oncology program is supported by four Research sites (two in the U.S., Germany and Japan) and five Development sites (two in the U.S., UK, Switzerland and Japan).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57,000 employees worldwide.

About Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. The Company fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the pre clinical and clinical development of these drug candidates. Antisoma forms partnerships with pharmaceutical companies to bring its products to market.
Visit www.antisoma.com for further information about Antisoma.

Conditions

The transaction may be subject to review by the federal Trade Commission under the Hart-Scott-rodino Antitrust Improvements Act of 1976. The collaboration on Pemtumomab is also subject to the termination of Antisoma's prior agreement with Abbott Laboratories. Antisoma has excercised its right to end this agreement and today issued a notice of termination to Abbott.

Either party may terminate the collaboration in whole or in part if the above conditions have not been satisfied by April 30, 2003.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Investor Update

November 15, 2002

FDA advisory committee unanimously recommends approval of PegasysÒ (peginterferon alfa-2a) in combination with CopegusTM (ribavirin) for treatment of Hepatitis C

Roche announced today that the U.S. Food and Drug Administration (FDA) Anti-Viral Drugs Advisory Committee (AVDAC) unanimously voted to recommend marketing approval of Pegasys® (peginterferon alfa-2a) in combination with Copegus™ (ribavirin) for the treatment of chronic hepatitis C.

AVDAC's vote to recommend approval was made after Roche presented results of two pivotal Phase III clinical trials that demonstrate combination therapy with Pegasys and Copegus is a more effective treatment for patients with chronic hepatitis C than treatment with interferon alfa-2b and ribavirin or Pegasys monotherapy.

Pegasys, in combination with Copegus, was granted six-month Priority Review Status in July of this year and Roche anticipates action on the file by the end of the year. This designation is granted to biologics and drugs that if approved, address unmet medical needs, offering a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious or life-threatening disease, according to FDA policies and procedures.

"We are delighted with the committee's recommendation and we commend the committee on its thorough analysis of Roche's extensive clinical development program," said Georges Gemayel, Vice President, National Specialty Care Business Operations at Roche. "Our studies were designed to reduce the duration and dose of therapy for certain patient groups while not compromising efficacy. This can lead to improved safety and a reduction in cost."

Pegasys monotherapy was approved by the FDA on October 16, 2002 as a simple, fixed dose of 180 mcg for the treatment of adults with chronic hepatitis C who have compensated liver disease and have not previously been treated with interferon alfa. Patients in whom efficacy was demonstrated included patients with compensated cirrhosis. Clinical trials of Pegasys have shown that patients can determine at 12 weeks if they are unlikely to obtain a sustained virological response with Pegasys monotherapy.

About Pegasys
Pegasys is supported by the most extensive development program ever undertaken for a hepatitis C treatment. Pegasys has been studied in a variety of patient populations, including those with the most difficult to treat form of the disease - patients with genotype 1 and with cirrhosis (scarring of the liver).

Pegasys is made when interferon alfa-2a undergoes the process of pegylation in which one or more chains of polyethylene glycol, also known as PEG, are attached to another molecule.

In Pegasys, a large, branched, mobile PEG is bound to the interferon alfa-2a molecule and provides a selectively protective barrier. Pharmacokinetic behavior of the end product depends on the length of the PEG and the nature of the link between the PEG and the protein. The high molecular weight (40 kilodalton) branched PEG in Pegasys has been shown to provide sustained pegylated interferon alfa-2a exposure at clinically effective levels over the one-week dosing period.

In contrast, interferons with smaller PEGs are excreted more rapidly by the kidneys, requiring more frequent dosing, according to earlier Roche studies, using smaller PEGs developed by the company.

Pegasys has been approved for use in more than 50 countries, including all European Union countries.

Pegasys Adverse Events
Alfa interferons, including Pegasys, may cause or aggravate fatal or life-threatening neuropsychiatric, autoimmune, ischemic, and infectious disorders. Patients should be monitored closely with periodic clinical and laboratory evaluations. Patients with persistently severe or worsening signs or symptoms of these conditions should be withdrawn from therapy. In many, but not all cases, these disorders resolve after stopping Pegasys therapy.

Pegasys is contraindicated in patients with hypersensitivity to Pegasys or any of its components, autoimmune hepatitis, and decompensated hepatic disease prior to or during treatment with Pegasys. Pegasys is also contraindicated in neonates and infants because it contains benzyl alcohol. Benzyl alcohol has been reported to be associated with an increased incidence of neurological and other complications in neonates and infants, which are sometimes fatal.

The most common adverse events reported for Pegasys, observed in clinical studies to date (n=559), were headache (54%), fatigue (50%), myalagia (37%), pyrexia (36%), rigors (32%), arthralgia (28%), nausea (23%), alopecia (23%), injection-site reaction (22%), neutropenia (21%), insomnia (19%), depression (18%), anorexia (17%), diarrhea (16%), dizziness (16%) and irritability (13%).

Serious adverse events include neuropsychiatric disorders (suicidal ideation and suicide attempt), bone marrow toxicity (cytopenia and rarely, aplastic anemia), cardiovascular disorders (hypertension, arrhythmias and myocardial infarction), hypersensitivity (including anaphylaxis), endocrine disorders (including thyroid disorders and diabetes mellitus), autoimmune disorders (including psoriasis and lupus), pulmonary disorders (dyspnea, pneumonia, brochiolitis obliterans, interstitial pneumonitis and sarcoidosis), colitis (hemorrhagic/ischemiccolitis), pancreatitis, and opthalmologic disorders (decrease or loss of vision, retinopathy including macular edema and retinal thrombosis/hemorrhages, optic neuritis and papilledema).

In addition, ribavirin has its own adverse events, the most serious of which are birth defects. For this reason, ribavirin and interferon with ribavirin must not be used by women or male partners of women who intend to become pregnant during therapy or within six months of therapy. Ribavirin has been shown to cause anemia in some patients, which may exacerbate previous coronary heart disease, or deteriorate heart function.

The complete package insert is available upon request.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 employees world-wide.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
688 93 56
email: karl.mahler@roche.com
dianne.young@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61)
email:

US investors please contact:
Richard Simpson
Tel: +41 (61) 688 48 66
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Investor Update

November 15, 2002

New clinical trial data on the role of XelodaÒ as a combination agent in the treatment of colorectal cancerAdditional study results show promise in the use of Xeloda in gastroesophageal cancer

Important new data presented today at the 20th annual Chemotherapy Foundation Symposium highlights Roche's Xeloda® (capecitabine), an oral tumor?activated chemotherapy, in combination with Eloxatin® (oxaliplatin) for first-line treatment of patients with metastatic colorectal cancer. Data from another study also show promise in the use of Xeloda monotherapy as an option for first-line therapy in esophago-gastric cancer and in combination with other chemotherapy agents.

Xeloda + Eloxatin® (oxaliplatin)
James Cassidy, M.D., Professor of Medical Oncology, Glasgow University, Glasgow, Scotland, presented updated data from ASCO 2002 on an international Phase II study of Xeloda in combination with oxaliplatin (XELOX) as first-line therapy for metastatic colorectal cancer. The data from this 96-patient study show an objective response rate of 55 percent with an additional 32 percent of patients having stable disease for greater than three months. In addition, median survival is 19.5 months and median time to progression is currently 7.6 months. Patients enrolled in this study received 130 mg/m2 of oxaliplatin intravenously day 1 of each 21-day treatment cycle and 1,000 mg/m2 of oral Xeloda twice daily days 1-14 with one week rest.

Oxaliplatin, in combination with 5-FU/LV, was approved by the U.S. FDA as second-line therapy for metastatic colorectal cancer on August 9, 2002. Xeloda was approved by the U.S. FDA on April 30, 2001 as first-line treatment for metastatic colorectal cancer when treatment with fluoropyrimidine therapy alone is preferred.

"These results are encouraging and demonstrate the potential of Xeloda as a combination agent with oxaliplatin in colorectal cancer," said Peter Kozuch, M.D., St. Luke's-Roosevelt Hospital, New York, N.Y. "These results may be good news for physicians as they point to potential new options in the management of colorectal cancer."

Xeloda in esophago-gastric cancer
Niall Tebbutt, M.D. of Royal Marsden Hospital, Sutton, United Kingdom, presented interim analysis from a randomized, multicenter Phase III study comparing Xeloda with 5-FU and oxaliplatin with cisplatin in patients with advanced esophago-gastric cancer. This study is a four-arm study comparing the following regimens: ECF (epirubicin, cisplatin, continuous infusional (CI) 5-FU) versus ECX (epirubicin, cisplatin, Xeloda twice daily without rest for the duration of therapy) and EOF (epirubicin, oxaliplatin, CI 5-FU) versus EOX (epirubicin, oxaliplatin, Xeloda twice daily without rest for the duration of therapy). The interim results of this study has demonstrated an overall response rate of 54 percent for the Xeloda treatment arms versus 28 percent for the CI 5-FU treatment arms and 34 percent for the cisplatin treatment arms versus 47.5 percent for the oxaliplatin treatment arms. Additionally, rates of time to disease progression were 13 percent in the Xeloda treatment arms versus 33 percent in the 5-FU treatment arms and

20 percent in the cisplatin treatment arms versus 25 percent in the oxaliplatin treatment arms. The safety profile included the incidences of diarrhea, stomatitis and hand-and-foot syndrome at 14 percent, 3 percent and 3 percent for the 5-FU treatment arms and 3 percent, 0 percent and 3 percent respectively for the Xeloda treatment arms. The incidence of grade 3/4 neutropenia ranged from 32 to 42 percent; however, it was generally brief in duration and the incidence of febrile neutropenia ranged from 2 to 6 percent. This interim analysis is based on 80 patients, however the study plans to recruit a total of 600 patients. This is the first study comparing Xeloda to continuous infusional 5-FU regimen.

Xeloda + Camptosar® (irinotecan)
An additional Phase I study led by Dan Budman, M.D., North Shore Medical Center evaluated the safety of an every other week dosing regimen of Xeloda in combination with Camptosar for patients with metastatic colorectal cancer. The data show that the combination of Xeloda and Camptosar on the every other week schedule is generally well tolerated in the patient population studied. Patients treated with the combination of Xeloda and Camptosar experienced mostly mild to moderate side effects (Grade 1 to 2) including anorexia, nausea, vomiting, diarrhea, and fatigue. One patient experienced Grade 3 diarrhea.

About Xeloda
Xeloda is indicated as first-line treatment of patients with metastatic colorectal cancer when treatment with fluoropyrimidine therapy alone is preferred. Combination chemotherapy has shown a survival benefit compared to 5-FU/LV alone. A survival benefit over 5-FU/LV has not been demonstrated with Xeloda monotherapy in colorectal cancer. Use of Xeloda instead of 5-FU/LV in combinations has not been adequately studied to assure safety or preservation of the survival advantage.

Xeloda in combination with TaxotereÒ (docetaxel) is indicated for the treatment of metastatic breast cancer after failure of prior anthracyline-containing chemotherapy. Xeloda monotherapy is also indicated for the treatment of patients with metastatic breast cancer resistant to both paclitaxel and an anthracycline-containing chemotherapy regimen or resistant to paclitaxel and for whom further anthracycline therapy is not indicated. Resistance is defined as progressive disease while on treatment, with or without an initial response, or relapse within six months of completing treatment with an anthracycline-containing adjuvant regimen.

Xeloda is covered by Medicare.

To further improve patient safety, Roche submitted data from a clinical pharmacology trial that confirmed an interaction between Xeloda and warfarin. To heighten physicians' awareness, Roche agreed with FDA to make the Xeloda and warfarin interaction information more prominent in a black box warning and to support an ongoing program for physician and patient awareness of the potential interaction between Xeloda and coumarin derivative anticoagulants, such as warfarin.

Xeloda safety information
Patients receiving concomitant capecitabine and oral coumarin-derivative anticoagulant therapy should have their anticoagulant response (INR or prothrombin time) monitored frequently in order to adjust the anticoagulant dose accordingly. A clinically important Xeloda-warfarin drug interaction was demonstrated in a clinical pharmacology trial.

Altered coagulation parameters and/or bleeding, including death, have been reported in patients taking Xeloda concomitantly with coumarin-derivative anticoagulants such as warfarin and phenprocoumon. Post-marketing reports have shown clinically significant increases in prothrombin time (PT) and INR in patients who were stabilized on anticoagulants at the time Xeloda was introduced. These events occurred within several days and up to several months after initiating Xeloda therapy and, in a few cases, within one month after stopping Xeloda. These events occurred in patients with and without liver metastases. Age greater than 60 and a diagnosis of cancer independently predispose patients to an increased risk of coagulopathy.

The most common adverse events ³20% of Xeloda monotherapy were anemia, diarrhea, hand-and-foot syndrome, nausea, fatigue, vomiting, hyperbilirubinemia, dermatitis, stomatitis, anorexia, paresthesia, abdominal pain, lymphopenia, neutropenia and thrombocytopenia. When Xeloda was combined with docetaxel, additional common adverse events ³20% included leukopenia, alopecia, edema, pyrexia, asthenia and constipation. Adverse events were more common in patients ³ 80 years of age receiving monotherapy; and in patients ³ 60 years of age receiving combination therapy. Patients with severe diarrhea should be carefully monitored. Xeloda is contraindicated in patients who have a known hypersensitivity to 5-fluorouracil, and in patients with severe renal impairment. For patients with moderate renal impairment, dose reduction is required.

As with any cancer therapy, there is a risk of side effects, and these are usually manageable and reversible with dose modification or interruption. Visit http://www.xeloda.com or call Roche at 800-526-6367 for full prescribing information.

Xeloda is a registered trademark of Hoffmann-La Roche Inc.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57'000 employees world-wide.

Eloxatin® (oxaliplatin) is manufactured by Sanofi.
Camptosar® (irinotecan) is manufactured by Pharmacia Corporation.
Platinol® (cisplatin) is manufactured by Bristol-Myers Squibb.